NEWS RELEASE

June 15, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

EXPLORATION PROGRAM UNDERWAY AT THE ELK PROJECT, BC

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to announce that the 2010 exploration program at the Company’s wholly owned Elk project is now underway. The first $C1.5 MM stage of this year’s work program at Elk will include further infill and step-out drilling within the resource area, a preliminary economic evaluation on the deposit, and exploration of several areas identified on the property where trenching, soil sampling and drilling have identified significant potential. Overall 8,000 meters of diamond drilling is planned. Geologist Robert Alexander, P.Geo. will supervise this year’s exploration program. Mr. Alexander has over 30 years of experience as an exploration geologist, a significant portion of which relates to gold deposits worldwide with geologic similarities to the Elk deposit. Mr. Alexander was the Project Manager/Chief Geologist for Cumberland Resources Ltd’s Meadowbank Project in Nunavut where under his management of $2M - $8M annual pre-feasibility (43-101) level programs the gold resource was expanded from 200,000 oz in 1997 to 3,000,000 oz. in 2003.

J.D. Poliquin, Chairman of Almaden commented, ‘”This year’s exploration program at our Elk has three objectives: to move more resource from inferred to higher confidence categories, expand the resource base and drill test other targets on the property. We also look forward to reporting the results of a Preliminary Economic Assessment of the open pit potential of the current resource shortly.”

The 100% owned Elk Gold Project is located 45 kilometres southeast of Merritt in southern British Columbia, Canada. The property has excellent infrastructure; a four-lane highway crosses at the northern portion of the claim group and major power lines are located within 20 kilometres. The property has been extensively explored by soil geochemical surveys, trenching and diamond drilling from 1987 to present. Several zones of gold bearing mesothermal quartz veins have been found to date. The Siwash North Vein system consisting of several veins including the B WD vein zones has had the most work to date and a 43-101 compliant resource has been developed through drilling. In 2009 the company released an updated resource estimate, the result of a revised geologic model of the deposit (see Almaden news release of October 6, 2009 for complete details), which identified 250,000 ounces gold in 920,000 tonnes at an average grade of 8.4 g/t in the Measured and Indicated category and 270,000 ounces in 780,000 tonnes in the inferred category at an average grade of 11.0 g/t gold. The measured, indicated and inferred mineral resource estimates include resources for both underground and open pit extraction methods for which cut-off grades of 5 g/t and 1 g/t were used respectively.

Several other veins have been identified on the property including the South Showing and Elusive Creek areas of alteration and veining located roughly 3.5 kilometres southwest and 3 kilometres south respectively from the Siwash North vein system. In 1995 seven shallow holes were drilled in the South showing area which returned intersections such as 22.1 meters of 1.2 g/t including 10.54 meters of 2.4 g/t gold (hole SSD95169 from 9.6 to 31.7 and 18.83 to 29.37 meters depth respectively), 9.43 meters of 1.1 g/t gold (hole SSD95167 from 52.82 to 61.61 meter depth), 2.57 meters of 2.2 g/t gold (hole SSD95166 from 24.5 to 27.77 meters depth), 10.55 meters of 0.5 g/t gold (hole SSD95164 from 15.3 to 25.85 meters depth), 5.1 meters of 0.6 g/t gold (hole SSD95202 from 59.7 to 64.8 meters depth), and 0.49 meters of 1.58 g/t gold (hole SSD95170, 47.78 to 48.27 meters depth). The Company’s 1995 drilling in the South showing area was carried out prior to the institution of NI43-101 regulations and therefore sampling and QA/QC was not to current NI43-101 standards. These intervals were not sampled in their entirety and the average intersections reported above are constructed from the assays that were taken and assigning 0 values for gold grades to the un sampled portions. This year’s program in the South showing area will consist of re logging the historic core and a more complete sampling program prior to new diamond drilling. The Company considers these past preliminary shallow drilling results at the South showing to be indicative of an exciting vein system with significant potential for the development of a new resource.

Morgan J. Poliquin, Ph. D., P. Eng., the President and CEO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. Analyses reported from work conducted by Almaden were carried out at Acme Analytical Labs of Vancouver ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. The resource estimate reported in this news release was prepared by Susan Lomas, P.Geo., President and Principal Consultant of Lions Gate Geological Consulting Inc., who is an independent Qualified Person (as defined by NI 43-101).

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.